Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Reports September Sales; Updates Sales and Earnings Guidance

HOUSTON, TX, October 6, 2005 - Stage Stores, Inc. (Nasdaq: STGS) today reported that total sales for the five-week period ended October 1, 2005 increased 0.7% to $98.5 million from $97.8 million in the prior year five-week period ended October 2, 2004. Comparable store sales decreased 2.6% versus an increase of 2.5% last year.

With regard to its major categories of business, the Company reported that its accessories, cosmetics, junior sportswear, special sizes and young men's departments all had comparable store sales increases during September.

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2005	2004	2005	2004
1st Quarter	4.9%	4.5%	$310.1	$289.7
2nd Quarter	7.0	(3.2)	309.4	279.9
August	1.5	8.1	111.2	105.7
September	(2.6)	2.5	98.5	97.8
3rd Qtr-To-Date	(0.5)	5.3	209.7	203.5
Year-To-Date	4.2	1.8	829.2	773.1

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Jim Scarborough, Chairman, President and Chief Executive Officer, commented, "September was an extremely challenging month as we experienced two major Gulf Coast hurricanes, as well as unseasonably hot weather which was prevalent in our southern and eastern markets throughout the month."

Mr. Scarborough continued, "The two hurricanes caused us to close as many as 130 of our stores for various periods of time, and these store closures combined with mandatory evacuation activities clearly disrupted our normal store operations and customer traffic patterns. Additionally, the hotter than normal weather that we experienced in August continued throughout September and dampened enthusiasm for our fall products. This resulted in a sales mix during September that was comprised of a much higher percentage of clearance goods as compared to last year."

Mr. Scarborough concluded, "As we move into Autumn, demand for our fall and winter goods should grow with the onset of cooler weather, and we feel confident in our ability to achieve a low single digit comparable store sales increase in the fourth quarter."

<u>Store Activity</u>

The Company stated that, of the 118 stores originally reported closed as a result of Hurricane Rita, only 9 remain closed. Of this group, the Company expects that 6 of these stores will reopen in the near future as power is restored in their respective areas. The Company believes that the remaining 3 stores, which are located in Orange and Port Arthur, TX, and Moss Bluff, LA, will not reopen until March or April of next year. The Company further stated that it closed its store in Chalmette, LA as a result of damage incurred from Hurricane Katrina, and closed its store in Myrtle Beach, SC. Accordingly, the company has removed all of these locations from its comparable store sales base.

Looking forward, the Company continues to expect to open 8 new stores in October, including its first store in Georgia, and 8 new stores in November. These 16 new stores will bring the number of stores opened during the year to 36.

<u>Updated Guidance</u>

Principally due to the issues highlighted above, the Company is revising its guidance for the 2005 third and fourth quarters, as well as for the fiscal year.

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Fiscal 2005 – 3rd Quarter:
For the third quarter, the Company now anticipates that revenues will be in a range of $294 to $298 million, with the expectation of a slightly positive comparable store sales increase. Net income is currently projected to be in the range of $7.4 to $8.2 million, or earnings of $0.25 to $0.28 per diluted share, using an estimated diluted share count of 29.5 million shares. This compares to the Company's previously provided earnings guidance of $0.31 to $0.34 per diluted share for the third quarter.

Fiscal 2005 – 4th Quarter:
For the fourth quarter, the Company now anticipates that revenues will be in a range of $406 to $414 million, with the expectation of a comparable store sales increase in the low single digits. Net income is currently projected to be in the range of $18.5 to $19.5 million, or earnings of $0.65 to $0.68 per diluted share, using an estimated diluted share count of 28.6 million shares. This compares to the Company's previously provided earnings guidance of $0.66 to $0.69 per diluted share for the fourth quarter.

Fiscal 2005 – Full Year:
Adjusting its 2005 full year outlook to reflect its updated third and fourth quarter guidance, the Company now anticipates that revenues will be in a range of $1.319 to $1.331 billion, with the expectation of a comparable store sales increase in the upper low single digits. Net income is currently projected to be in the range of $52.9 to $54.7 million, or earnings of $1.80 to $1.86 per diluted share, using an estimated diluted share count of 29.4 million shares. This compares to the Company's previously provided earnings guidance of $1.87 to $1.93 per diluted share for the fiscal year.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 543 stores located in 30 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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<u>"Safe Harbor" Statement</u>

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's outlook and expectations for the third quarter of the 2005 fiscal year, the fourth quarter of the 2005 fiscal year and for the entire 2005 fiscal year, comments regarding the timing of reopening of closed stores and comments regarding the Company's store opening plans for October and November. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 28, 2005, in the Company's Quarterly Reports on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

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